

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via Facsimile
Michael R. MacDonald
Chief Executive Officer
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

      Re: DSW, Inc.
             Form 10-K for the Fiscal Year Ended January 28, 2012
             Filed March 27, 2012
             File No. 001-32545

Dear Mr. MacDonald:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining